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                                                                      Exhibit 8
[KPMG LETTERHEAD]

         111 North Orange Aveune, Suite 1600
         P.O. Box 3031
         Orlando, FL 32802




January 12, 2000

Board of Directors
First National Bank of Osceola County
920 North Bermuda Ave.
Kissimmee, FL

Ladies and Gentlemen:

You have requested the opinion of KPMG LLP (KPMG) regarding certain federal income tax consequences of the proposed merger of First National/Osceola, ("First National Bank of Osceola County") with and into First Interim National Bank of Osceola County, ("FINB"), a wholly owned subsidiary of Centerstate Banks of Florida, Inc., ("CBF"), for stock of CBF (the "Merger"). Specifically, you have requested us to opine that the form and substance of the Merger will constitute a reorganization under Sections 368(a)(1)(A) and 368(a)(2)(D)1 and to opine on certain federal income tax consequences to CBF, FINB, First National/Osceola, and the shareholders of First National/Osceola resulting from the Merger.

SCOPE OF THE OPINION

You have submitted for our consideration certain facts and representations as to the Merger, which are specifically described below, and a copy of the Agreement to Merge by and among CBF, FINB, and First National/Osceola dated as of December 10, 1999 (the "Agreement"). Capitalized terms not otherwise defined herein are intended to have the same meaning as used in the Agreement. Our opinion is based upon the FACTS AND REPRESENTATIONS set forth in this letter, as well as the information contained in the Agreement. If any fact or representation is not entirely complete or accurate, it is imperative that we be informed immediately in writing because the incompleteness or inaccuracy could cause us to change our opinion. We have not reviewed all the legal documents necessary to effectuate the steps to be undertaken and we assume that all steps will be effectuated under state and federal law and will be consistent with the Agreement submitted to us.

The opinion contained herein is rendered only with respect to the enumerated holdings set forth herein under the heading OPINION, and KPMG expresses no opinion with respect to any other legal, federal, state, or local tax aspect of the Merger.

This opinion is not binding upon the Internal Revenue Service, any tax authority or any court, and no assurance can be given that a position contrary to that expressed herein will not be asserted by a tax authority and ultimately sustained by a court. In rendering our opinion, we are relying upon the relevant provisions of the Internal Revenue Code of 1986, as amended, the regulations thereunder,


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1    All Section references are to the Internal Revenue Code of 1986, as amended, and the regulations thereunder, unless otherwise indicated.


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First National/Osceola
January 12, 2000
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and judicial and administrative interpretations thereof, which are subject to change or modification by subsequent legislative, regulatory, administrative, or judicial decisions. Any such changes, which can be retroactive in effect, could also have an effect on the validity of our opinion. We assume no duty to inform you of any changes in our opinion due to changes in law and changes in facts that occur subsequent to the issuance of this letter.

FACTS AND REPRESENTATIONS

First National/Osceola is a national banking association located at 920 North Bermuda Avenue, City of Kissimmee, County of Osceola, in the State of Florida, with a capital of $8,399,367, consisting of (i) 2,555,875 shares of common stock divided into 511,175 shares of common stock each, of $5,00 par value,
(ii) surplus of $2,634,579, and (iii) undivided profits of $3,208,913 as of September 30, 1999.

CBF, which has been organized for purposes of serving as a bank holding company for First National/Osceola and other banks.

FINB is an interim national banking association, to be located at 920 North Bermuda Avenue, city of Kissimmee, County of Osceola, in the State of Florida, with a capital of $100,000, divided into 1,000 shares of common stock, each of $100 par value, surplus of $20,000, and no undivided profits

CBF, FINB, and First National/Osceola represent to KPMG that the following transactions will be undertaken for valid corporate business purposes:

I. First National/Osceola will merge with and into FINB under the charter of First National/Osceola pursuant to 12 U.S.C. ss.215a of the National Bank Act (as previously defined, the "Merger"). Pursuant to the Merger, the separate existence of First National/Osceola shall cease and FINB shall be the Surviving Bank. The Surviving Bank shall have all the rights, privileges, immunities and powers and shall be subject to all the duties and liabilities of a banking association organized under the laws of the United States and shall thereupon and thereafter possess all other privileges, immunities and franchises of a private, as well as of a public nature, of each of the constituent corporations. All property (real, personal and mixed) and all debts on whatever account, including subscriptions to shares, and all chooses in action, all and every other interest, of or belonging to or due to each of the constituent corporations so merged shall be taken and deemed to be transferred to and vested in the Surviving Bank without further act or deed.

II. At the Effective Time, by virtue of the Merger, each issued and outstanding share of First National/Osceola Common Stock (other than shares as to which dissenters' rights have been perfected) will be converted into 2.00 shares of CBF Common Stock, subject to adjustment as specified in Section 2.1 of the Agreement. If options to acquire First



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January 12, 2000
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III.     National/Osceola Common Stock which are exercisable at the date of the
         Agreement, or become exercisable prior to Closing, are exercised prior to the Closing, the shares of First National/Osceola Common Stock issued on such exercise will be converted to the right to receive shares of CBF at the Closing.

IV. In lieu of issuing fractional shares of CBF Common Stock, holders of First National/Osceola Common Stock entitled to a fractional share of CBF Common Stock as a result of the above exchange ratio will receive an amount in cash as provided in Section 2.3 of the Agreement.

V. Holders of First National/Osceola Common Stock that take such steps as are necessary to dissent to the Merger and that are entitled to payment for their shares will be paid the value of such shares pursuant to the Dissent Provisions of the National Bank Act.

The following additional representations have been made to KPMG by CBF and First National/Osceola in connection with the Merger. It is expressly understood and agreed that KPMG has not independently verified the completeness and accuracy of any of the following representations and that KPMG is relying on these representations in rendering the opinions contained herein.

1. The fair market value of the CBF Common Stock and cash, if any, received by each First National/Osceola shareholder pursuant to the Merger will be approximately equal to the fair market value of First National/Osceola Common Stock surrendered in the Merger.

2. First National/Osceola has not made any distributions to its stockholders or redeemed any of its stock prior to, and in connection with, the Merger.

3. FINB will acquire at least 90 percent of the fair market value of the net assets and at least 70 percent of the fair market value of the gross assets held by First National/Osceola immediately prior to the transaction. For purposes of this representation, amounts paid by First National/Osceola to dissenters, amounts paid by First National/Osceola to shareholders who receive cash or other property, First National/Osceola assets used to pay its reorganization expenses and all redemptions and distributions (except for regular, normal dividends) made by First National/Osceola immediately preceding the transfer, will be included as assets of First National/Osceola held immediately prior to the transaction.

4. Prior to the transaction, CBF will be in control of FINB within the meaning of Section 368(c).

5. Following the transaction, FINB will not issue additional shares of its stock that would result in CBF losing control of FINB within the meaning of Section 368(c).

6. Neither CBF nor a person related to CBF (nor any person acting on behalf of, as agent for, or as a nominee of CBF or a person related to
         CBF) has a plan or intention to reacquire any




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First National/Osceola
January 12, 2000
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         of CBF Common Stock issued in the Merger. For this purpose, a related person is as defined in Section 1.368-1(e)(3) of the Treasury Regulations.

7. CBF has no plan or intention to liquidate FINB; to merge FINB with and into another corporation; to sell or otherwise dispose of the stock of FINB; or to cause FINB to sell or otherwise dispose of any of the assets of First National/Osceola acquired in the transaction, except for dispositions made in the ordinary course of business or transfers described in Section 368(a)(2)(C).

8. The liabilities of First National/Osceola assumed by FINB and the liabilities, if any, to which the transferred assets of First National/Osceola are subject were incurred by First National/Osceola in the ordinary course of its business.

9. Following the Merger, FINB will continue the historic business of First National/Osceola or use a significant portion of First National/Osceola historic business assets in its business.

10. CBF, FINB, First National/Osceola, and the shareholders of First National/Osceola will pay their respective expenses, if any, incurred in connection with the Merger.

11. There is no intercorporate indebtedness existing between CBF and First National/Osceola or between FINB and First National/Osceola that was issued, acquired, or will be settled at a discount.

12. No two parties to the Merger are investment companies as defined in Sections 368(a)(2)(F)(iii) and (iv).

13. First National/Osceola is not under the jurisdiction of a court in a Title 11 or similar case within the meaning of Section 368(a)(3)(A).

14. The fair market value of the assets of First National/Osceola transferred to FINB will equal or exceed the sum of the liabilities assumed by FINB plus the amount of liabilities, if any, to which the transferred assets are subject.

15.      No stock of FINB will be issued in the transaction.

16. The payment of cash in lieu of fractional shares of CBF Common Stock is solely for the purpose of avoiding the expense and inconvenience to CBF of issuing fractional shares and does not represent separately bargained-for consideration. The total cash that will be paid in the Merger to the First National/Osceola shareholders instead of issuing fractional shares of CBF Common Stock will not exceed one percent of the total consideration that will be issued in the Merger to the First National/Osceola shareholders in exchange for their shares of First National/Osceola Common Stock. The fractional share interests of each First National/Osceola shareholder will be aggregated, and no First National/Osceola shareholder



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First National/Osceola
January 12, 2000
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         will receive cash in an amount equal to or greater than the value of one full share of CBF Common Stock.

17. None of the compensation received by any shareholder-employees of First National/Osceola will be separate consideration for, or allocable to, any of their shares of First National/Osceola Common Stock. None of the shares of CBF Common Stock received by any shareholder-employees will be separate consideration for, or allocable to, any employment agreement; and the compensation paid to any shareholder-employees will be for services actually rendered and will be commensurate with amounts paid to third parties bargaining at arm's-length for similar services.

OPINIONS

Based solely upon consummation of the transaction in accordance with the Agreement and the above FACTS AND REPRESENTATIONS, and subject to the above SCOPE OF THE OPINION, it is the opinion of KPMG that:

1. The acquisition by FINB of all of the assets of First National/Osceola solely in exchange for CBF Common Stock and the assumption by FINB of the liabilities of First National/Osceola plus the liabilities to which First National/Osceola assets may be subject, will qualify as a reorganization under Sections 368(a)(1)(A) and 368(a)(2)(D). First National/Osceola, CBF, and FINB will each be a party to reorganization within the meaning of Section 368(b).

2. No gain or loss will be recognized by First National/Osceola on the transfer of substantially all of its assets to FINB in the Merger in exchange for CBF Common Stock and the assumption by FINB of the liabilities of First National/Osceola plus the liabilities to which First National/Osceola assets may be subject. Sections 361(a) and 357(a).

3. No gain or loss will be recognized by either CBF or FINB upon the acquisition by FINB of all of the assets of First National/Osceola in the Merger in exchange for CBF Common Stock and the assumption by FINB of the liabilities of First National/Osceola plus the liabilities to which First National/Osceola assets may be subject. Sections 1032(a); Reg. Section 1.1032-2.

4. The basis of the assets of First National/Osceola received by FINB in the Merger will be the same in the hands of FINB as the basis of such assets in the hands of First National/Osceola immediately prior to the Merger. Section 362(b).

5. The holding period of the assets of First National/Osceola received by FINB in the Merger will, in each instance, include the period during which such assets were held by First National/Osceola immediately prior to the Merger. Section 1223(2).



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First National/Osceola
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6.       No gain or loss will be recognized by a shareholder of First
         National/Osceola upon the receipt of solely CBF Common Stock (including any fractional share interest to which the shareholder may be entitled) in exchange for shares of First National/Osceola Common Stock in the Merger. Section 354(a)(1).

7. The basis of the CBF Common Stock received by a shareholder of First National/Osceola (including any fractional share interest to which the shareholder may be entitled) will equal the basis of the First National/Osceola Common Stock surrendered in exchange therefor.
         Section 358(a)(1).

8. The holding period of the CBF Common Stock received by a shareholder of First National/Osceola (including any fractional share interest to which the shareholder may be entitled) will include the holding period of First National/Osceola Common Stock surrendered in exchange therefor, provided the First National/Osceola Common Stock was held by the shareholder as a capital asset on the date of the Merger. Section 1223(1).

9. The payment of cash to First National/Osceola shareholders in lieu of fractional share interests of CBF Common Stock will be treated as if the fractional shares were distributed as part of the Merger and then were redeemed by CBF. These cash payments should be treated as distributions in full payment in exchange for the stock redeemed, as provided in Section 302(a). Rev. Rul. 66-365, 1966-2 C.B. 116.

10. Where a First National/Osceola shareholder exercises statutory dissenters' rights and receives cash for all of his or her First National/Osceola Common Stock, such cash will be treated as having been received by the shareholder as a distribution in redemption of his or her stock subject to the provisions and limitations of Section 302.

11. The tax attributes of First National/Osceola enumerated in Section 381(c) will be taken into account by CBF and FINB following the Merger. Section 381(a)(2). These tax attributes will, however, be subject to the provisions and limitations of Sections 381, 382, 383, and 384 and the regulations thereunder.


                                                      /s/KPMG